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October 9, 2015

Via E-mail

Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ALAIA Market Linked Trust
Amendment No. 1 to Registration Statement on Form S-6
Filed September 3, 2015
File Nos.: 333-206756 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (“ALAIA Trust”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 to the above-referenced registration statement (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on October 2, 2015.  A pre-effective amendment to ALAIA Trust’s registration statement on Form S-6 (File Nos.: 333-206806 and 811-23095), which incorporates responses to the comments transmitted by the Staff to us on October 2, 2015, together with a letter in response to the Staff’s comments with respect thereto, will be submitted on a later date.

We identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

Cover

1.
The first bullet point on the cover states that the portfolio includes options. Please revise the first bullet point to clarify that the portfolio includes over-the-counter options. Also, please ensure that the second bullet point identifies the trust’s Reference Index, and make the same disclosure in the section “Investment Objective.” Finally, please revise the third bullet point to state that investors should be willing to lose some or all of their investment if the Reference Index declines by more than [ ]%, and make similar revisions throughout the prospectus.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 9, 2015

We have identified the reference asset, an exchange-traded fund, in brackets on the cover and throughout the Amendment.  Please note that, due to the units’ buffer feature, investors could lose some, but not all, of their investment.

Principal Investment Strategy (Page 3)

2.
The first sentence in this section states that the trust invests in one or more individually negotiated over-the-counter options, which are entered into with a counterparty or counterparties. We note that the trust’s units include cap and floor features similar to the type of return profile investors might typically see in a structured note offering. Unlike a structured note, however, where the issuer is responsible for paying the offered returns and investors receive the issuer’s prospectus and have a general claim against the issuer’s balance sheet, the trust’s offering depends on the financial condition of the options counterparties, and does not appear to provide investors any recourse against the counterparties. Please provide an analysis addressing why the trust should not be viewed as a conduit, and therefore an indirect and unregistered offering of the underlying options agreements in violation of Section 5 of the Securities Act of 1933 (the “Securities Act”).

As this comment does not apply to the Amendment, a response to the Staff’s comment and any revisions to the registration statement will be addressed on a later date and in a separate letter.

3.
The fourth paragraph of this section describes the trust’s “Buffered,” “Capped,” and “Enhanced Participation” returns. Please add a bullet point in this section for “Maximum Loss per Unit,” disclosed in the third bullet point on page 5 of the prospectus. Also, in order for investors to more clearly understand the structure of the trust’s potential returns, please revise the order of the four bullet points in this section so that they provide the return levels sequentially, either from the highest possible return to the lowest possible return (i.e., “Capped,” “Enhanced Participation,” “Buffered,” and “Maximum Loss”), or from the lowest possible return to the highest possible return.

Please also provide a graphical presentation of the four return possibilities, demonstrating how the structured returns the trust seeks to provide will vary based on the return of the Reference Index. Please include a narrative disclosure describing the circumstances under which the trust’s returns to investors will outperform or underperform the returns of the Reference Index.

We have revised the disclosure on pages 3-5.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 9, 2015

4.
The first bullet point on page 5 of the prospectus provides for “a maximum return of approximately [ ]%.” Please clarify this disclosure by stating that the maximum return is also the “Capped” return. Please use consistent terms throughout the registration statement. Also, in order to provide consistency throughout these three bullet points, please add to the third bullet point the Maximum Loss per Unit as a percentage.

We have revised the disclosure on pages 4 and 6.

Principal Investment Strategy — OTC Options (Page 5)

5.
Please advise us of the identity (or identities) of the trust’s counterparty (or counterparties), as well as a description, as soon as this information is available, and include the disclosure in the trust’s next amendment. Also, please disclose in this section the estimated percentage of the trust’s assets that will be held with each counterparty.

As this comment does not apply to the Amendment, a response to the Staff’s comment and any revisions to the registration statement will be addressed on a later date and in a separate letter.

Principal Investment Strategy — Market Disruption Events (Page 6)

6.
This section describes the determinations made by the Options Counterparty, in its capacity as calculation agent, as to whether a “market disruption event” has occurred. Please explain to us how the managerial discretion afforded the Options Counterparty should it perceive a market disruption event is consistent with a unit investment trust as an unmanaged entity contemplated by Section 4(2) of the Investment Company Act. Please also explain to us how the unit redemption postponement procedure discussed in this section is consistent with Section 22(e) of the Investment Company Act.

As this comment does not apply to the Amendment, a response to the Staff’s comment and any revisions to the registration statement will be addressed on a later date and in a separate letter.

Principal Investment Strategy — Market Disruption Events for the Reference Index (Page 7)

7.
This section describes potential market disruption events for the Reference Index, and refers to both “Index constituents” and “a share (such as a share of an exchange-traded fund)” representing the Reference Index. When the trust has determined whether it will use an index or a share as its reference measure, please delete all disclosure of the measure that will not be used.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 9, 2015

We have deleted all references to an index in the Amendment and replaced them with references to the reference asset, an exchange-traded fund.

Principal Investment Strategy — How the OTC Options Agreements will be Valued if an Event of Default or Termination Event Occurs (Page 9)

8.
The third paragraph of this section states that the evaluator employs a fair value process to price the OTC options agreements. Please explain to us how the evaluator will value the OTC options, e.g., modeling using historical option prices. Also, disclose how the trust will present that information to investors. Finally, please disclose whether there will be any oversight of the evaluator’s valuation.

As this comment does not apply to the Amendment, a response to the Staff’s comment and any revisions to the registration statement will be addressed on a later date and in a separate letter.

Principal Risks (Page 11)

9.
The penultimate sentence in the third bullet point in this section discloses that the trust’s ability to provide enhanced or capped returns or partial downside protection are dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. Please add the last two sentences of this bullet point to the cover page of the prospectus.

We have revised the disclosure on the cover page of the prospectus.

10.
The sixth bullet point in this section discloses that the trust’s options are all European style options. Please provide a description of European style options in the discussion of the trust’s principal investment strategies.

We have revised the disclosure on page 3 of the prospectus.

Hypothetical Option Expiration Examples (Page 19)

11.	Please provide a completed hypothetical return table and examples to us as soon as possible. We may have further comments on this section when it is completed.
We have revised the disclosure on pages 19-22.

Reference Index Past Performance (Page 21)

12.
Please clearly disclose that the Reference Index past performance in this section does not reflect the past performance of the trust’s strategy due to the trust’s structure of providing Capped, Enhanced Participation, Buffered, and Maximum Loss levels of return that are only derived from the returns of the Reference Index. Please also disclose that the Reference Index returns do not reflect the payment of any fees or expenses.

Edward P. Bartz
U.S. Securities and Exchange Commission
October 9, 2015

We have revised the disclosure on page 23.

ALAIA Trust requests confirmation from the Staff that:

(1)
Any subsequent registration statement on Form S-6 for future series of ALAIA Trust, which performance is based on the performance of an exchange-traded fund reference asset (“ETF”) different from the ETF referenced in the Amendment,  may be deemed effective pursuant to and in compliance with Rule 487 under the Securities Act; and

(2)
Any subsequent registration statement on Form S-6 for future series of ALAIA Trust, which performance is based on the performance of an equity index reference asset instead of the ETF referenced in the Amendment, may be deemed effective pursuant to and in compliance with Rule 487 under the Securities Act.

************

We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner